SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a – 16 OR 15d – 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010

Commission File No. 0-53646

Eagleford Energy Inc.
(Registrant’s name)

1 King Street West, Suite 1505
Toronto, Ontario, Canada M5H 1A1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

1.           Eagelford Energy Inc. Unaudited Consolidated Financial Statements for the periods ended May 31, 2010 and 2009 as filed on SEDAR on July 30, 2010.

2.           Eagelford Energy Inc. Management’s Discussion and Analysis of Financial Condition and Operating Results for the period ended May 31, 2010 as filed on SEDAR on July 30, 2010.

3.           Certification of Interim Filings on Form 52-109FV2 by Chief Executive Officer of Eagleford Energy Inc. as filed on SEDAR on July 30, 2010.

4.           Certification of Interim Filings on Form 52-109FV2 by Chief Financial Officer of Eagleford Energy Inc. as filed on SEDAR on July 30, 2010.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 30, 2010	EAGLEFORD ENERGY INC.

	By:	/s/ James Cassina
Name: James Cassina
Title: President

ITEM  1

EAGLEFORD ENERGY INC.
(Formerly: Eugenic Corp.)

Consolidated Financial Statements
For the period ended May 31, 2010
(Unaudited)
(Expressed in Canadian Dollars)

Notice to Reader

Management has compiled the accompanying unaudited interim consolidated financial information of Eagleford Energy Inc. consisting of the Consolidated Balance Sheet as at May 31, 2010, Consolidated Statements of Loss, Comprehensive Loss and Deficit, Consolidated Statements of Shareholders’ Equity and Consolidated Statements of Cash Flows for the three and nine months ended May 31, 2010 and 2009 stated in Canadian Dollars. Eagleford Energy Inc.’s independent auditor has not performed a review of these unaudited interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Suite 1505-1 King Street West, Toronto, Ontario M5H 1A1 Telephone: (416) 364-4039, Facsimile: (416) 364-8244

EAGLEFORD ENERGY INC.
(Formerly: Eugenic Corp.)
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	May 31, 2010	August 31, 2009

Assets

Current
Cash and cash equivalents	$25,531	$172,905
Marketable securities (Note 5)	1	1
Other receivables	26,121	20,421
	51,653	193,327

Oil and gas interests (Note 6)	381,156	407,000

	$432,809	$600,327

Liabilities and Shareholders' Equity

Current
Accounts payable (Note 9)	$149,157	$152,984
Income taxes payable	-	10,215
Loans payable (Note 10)	167,500	167,500
	316,657	330,699

Long term
Asset retirement obligations (Note 7)	3,845	3,634
	320,502	334,333

Shareholders' Equity
Share capital (Note 8)	877,086	825,386
Warrants (Note 8)	417,934	431,134
Contributed surplus (Note 8)	38,000	38,000
Deficit	(1,220,713)	(1,028,526)
	112,307	265,994

	$432,809	$600,327

Going concern (Note 1)
Related Party Transactions and Balances (Note 9)

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements

EAGLEFORD ENERGY INC.
(Formerly: Eugenic Corp.)
Consolidated Statements of Loss, Comprehensive Loss and Deficit
(Expressed in Canadian Dollars)

	Three Months Ended		Nine Months Ended
	May 31,		May 31,
	2010	2009	2010	2009

Oil and gas operations
Revenue	$19,291	$32,796	$82,010	$33,121
Royalties	(4,611)	(4,364)	(20,072)	(4,454)
	$14,680	$28,432	$61,938	$28,667

Operating costs	11,306	26,498	52,488	26,857
Depletion	6,836	8,057	25,844	8,264
	18,142	34,555	78,332	35,121

Loss from oil and gas operations	(3,462)	(6,123)	(16,394)	(6,454)

Expenses
Management fees (Note 9)	7,500	4,500	22,500	10,500
Office and general	538	3,518	1,905	3,735
Professional fees	41,528	40,144	104,286	40,263
Transfer and registrar costs	21,016	4,693	37,217	9,428
Head office services	1,100	3,900	9,915	9,952
	71,682	56,755	175,823	73,878

Operating loss for the period	(75,144)	(62,878)	(192,217)	(80,332)
Other item
Interest	-	324	30	1,438

Net loss and comprehensive loss for the period	(75,144)	(62,554)	(192,187)	(78,894)

Deficit, beginning of period	(1,145,569)	(716,005)	(1,028,526)	(699,665)

Deficit, end of period	$(1,220,713)	$(778,559)	$(1,220,713)	$(778,559)

Loss per share, basic and diluted	$(0.003)	$(0.005)	$(0.008)	$(0.007)

Weighted average shares outstanding	24,483,646	11,878,061	24,295,847	11,732,302

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements

EAGLEFORD ENERGY INC.
(Formerly: Eugenic Corp.)
Consolidated Statements of Shareholders' Equity
(Expressed in Canadian Dollars)

For the nine months ended May 31, 2010

	SHARE
	CAPITAL		WARRANTS		CONTRIBUTED
	Number	Amount	Number	Amount	SURPLUS	DEFICIT	TOTAL
Balance, August 31, 2009	24,232,559	$825,386	16,335,820	$431,134	$38,000	$(1,028,526)	$265,994

Warrants exercised for the period	550,000	51,700	(550,000)	(13,200)			38,500
Net loss for the period						(192,187)

Balance, May 31, 2010	24,782,559	$877,086	15,785,820	$417,934	$38,000	(1,220,713)	$112,307

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements

EAGLEFORD ENERGY INC.
(Formerly: Eugenic Corp.)
Consolidated Statement of Cash Flows
(Expressed in Canadian Dollars)

	Three Months Ended		Nine Months Ended
	May 31,		May 31,
	2010	2009	2010	2009
Cash provided by (used in)

Operating activities
Net loss for the period	$(75,144)	$(62,554)	$(192,187)	$(78,894)
Adjustments to reconcile net loss to net cash used in operating activities:
Depletion and accretion	6,911	8,121	26,055	8,329
Changes in non-cash working capital balances:
Other receivables	1,018	(5,673)	(5,700)	(6,527)
Accounts payable	11,135	(3,652)	(3,827)	(3,529)
Income taxes payable	-	-	(10,215)	-
	(56,080)	(63,758)	(185,874)	(80,621)
Investing activities
Cash and cash equivalents on acquisition of 1354166 Alberta Ltd.	-	-	-	90,499

Financing activities
Notes payable				(118,000)
Issuance of common shares for cash, net	-	-	-	180,013
Warrents exercised	38,500	-	38,500	-
	38,500	-	38,500	62,013

Decrease in cash for the period	(17,580)	(63,758)	(147,374)	71,891

Cash, beginning of the period	43,111	338,375	172,905	202,726

Cash, end of the period	$25,531	$274,617	$25,531	$274,617

Cash consists of:
Cash	$25,531	$47,842	$25,531	$47,842
Cash equivalents	-	226,775	-	226,775
	$25,531	$274,617	$25,531	$274,617

Non-cash transactions:
Acquisition of subsidiary	$-		$-	$445,528
Issuance of units on acquisition of subsidiary	$-		$-	$(445,528)
Shares issued to settle debt	$-		$-	$62,500

Supplemental information:
Income Taxes Paid	$-	$-	$10,215	$-

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the period ended May 31, 2010

1.	Nature of Business

The Company's business focus consists of acquiring, exploring and developing oil and gas interests. The recoverability of the amount shown for these properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development, and future profitable production or proceeds from disposition of such property. In addition the Company holds a 0.3% net smelter return royalty on 8 mining claim blocks located in Red Lake, Ontario which is carried on the consolidated balance sheets at nil.

Going Concern
These consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. The Company plans to obtain additional financing by way of debt or the issuance of common shares or some other means to service its current working capital requirements, any additional or unforeseen obligations or to implement any future opportunities. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due. These consolidated financial statements do not include any adjustments for this uncertainty.

The Company has accumulated losses and cash flows from operations are negative which raises doubt as to the validity of the going concern assumption. As at May 31, 2010, the Company had a working capital deficiency of $265,004 and an accumulated deficit of $1,220,713. Management of the Company does not have sufficient funds to meet its liabilities for the ensuing twelve months as they fall due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company's ability to continue operations and fund its liabilities is dependent on management's ability to secure additional financing and cash flow. Management is pursuing such additional sources of financing and cash flow and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

2.	Significant Accounting Policies

The Company’s unaudited consolidated financial statements for the period ended May 31, 2010 and 2009 include the accounts of the Company and its wholly owned subsidiary1354166 Alberta Ltd. from the date of acquisition, February 27, 2009. On November 12, 2009, the Company’s wholly owned subsidairy1406768 Ontario Inc., changed its name to Eagleford Energy Inc. On November 30, 2009 the Company amalgamated with Eagleford Energy Inc. and upon the amalgamation the entity's new name is Eagleford Energy Inc.

The unaudited interim consolidated financial statements of Eagleford Energy Inc. (“Eagleford” or the “Company”) have been prepared in accordance with accounting principles generally accepted in Canada using the same accounting policies and methods as those disclosed in the audited consolidated financial statements for the year ended August 31, 2009.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the period ended May 31, 2010

2.	Significant Accounting Policies (cont’d)

For the period ended May 31, 2010 and 2009, the preparation of our unaudited interim consolidated financial statements in accordance with US GAAP would not have resulted in material differences to the consolidated balance sheet or consolidated statement of loss, comprehensive loss and deficit from our unaudited interim consolidated financial statements prepared using Canadian GAAP.

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes for the fiscal year ended August 31, 2009. In the opinion of management, all adjustments considered necessary for the fair presentation have been included in these unaudited interim financial statements. Operating results for the period ended May 31, 2010 are not indicative of the results that may be expected for the full year ended August 31, 2010.

Principles of Consolidation
The consolidated financial statements include the accounts of Eagleford, the legal parent, together with its wholly owned subsidiary, 1354166 Alberta Ltd. All material inter-company transactions have been eliminated.

Marketable Securities
At each financial reporting period, the Company estimates the fair value of investments which are held-for-trading, based on quoted closing bid prices at the consolidated balance sheet dates or the closing bid price on the last day the security traded if there were no trades at the consolidated balance sheet dates and such valuations are reflected in the consolidated financial statements. The resulting values for unlisted securities whether of public or private issuers, may not be reflective of the proceeds that could be realized by the Company upon their disposition. The fair value of the securities at May 31, 2010 was $1 (August 31, 2009 - $1).

Cash and Cash Equivalents
The Company classified cash, redeemable investment deposits, and deposits with original maturities less than or equal to three months as cash and cash equivalents.

Oil and Gas Interests
The Company follows the successful efforts method of accounting for its oil and gas interest.  Under this method, costs related to the acquisition, exploration, and development of oil and gas interests are capitalized. The Company carries as an asset, exploratory well costs if a) the well found a sufficient quantity of reserves to justify its completion as a producing well and b) the Company is making sufficient progress assessing the reserves and the economic and operating viability of the project. If a property is not productive or commercially viable, its costs are written off to operations.  Impairment of non-producing properties is assessed based on management's expectations of the properties.

Costs capitalized, together with the costs of production equipment, are depleted on the unit-of-production method based on the estimated proved reserves.

Proved oil and gas properties held and used by the Company are reviewed for impairment whenever events and circumstances indicate that the carrying amounts may not be recoverable. Impairments are measured by the amount by which the asset’s carrying value exceeds its fair value and is included in the determination of net income for the year.

Revenue Recognition
Revenues associated with the sale of crude oil and natural gas are recorded when the title passes to the customer. The customer has assumed the risks and rewards of ownership, prices are fixed or determinable and collectability is reasonably assured. The Company does not enter into ongoing arrangements whereby it is required to repurchase its products, nor does the Company provide the customer with a right of return.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the period ended May 31, 2010

2.	Significant Accounting Policies (cont’d)

Royalties
As is normal to the industry, the Company's future production is subject to crown royalties.  These amounts are reported net of related tax credits.

Environmental and Site Restoration Costs
The Company recognizes an estimate of the liability associated with an asset retirement obligation (“ARO”) in the financial statements at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long-term liability with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a straight-line basis over the estimated life of the asset. The liability amount is increased each reporting period due to the passage of time and the amount of accretion to operations in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

Ceiling Test
The Company performs a ceiling test calculation in accordance with the Canadian Institute of Chartered Accountants’ successful efforts method guidelines, including an impairment test on undeveloped properties. The recovery of costs is tested by comparing the carrying amount of the oil and natural gas assets to the reserves report. If the carrying amount exceeds the recoverable amount, then impairment would be recognized on the amount by which the carrying amount of the assets exceeds the present value of expected cash flows using proved plus probable reserves and expected future prices and costs. At May 31, 2010 the Company recorded an impairment of Nil (August 31, 2009 - $105,805).

Foreign Currencies
Assets and liabilities denominated in currencies other than Canadian dollars are translated at exchange rates in effect at the balance sheet date. Revenue and expense items are translated at the average rates of exchange for the year. Exchange gains and losses are included in the determination of net income for the year.

Financial Instruments
The Company's financial instruments consist of certain instruments with short term maturities.  It is management's opinion that the Company is not exposed to any significant interest rate or credit risks arising from these financial instruments.  The fair value of short term financial instruments approximates the carrying value.  All of the Company's cash is held at one major financial institution.

Accounting Estimates
The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and the disclosures of revenues and expenses for the reported year.  Actual results may differ from those estimates.

The amounts recorded for depletion and amortization of oil and gas properties and the valuation of these properties, are based on estimates of proved and probable reserves, production rates, oil and gas prices, future costs and other relevant assumptions.  The effect on the consolidated financial statements of changes in estimates in future periods could be significant.

Income Taxes
The Company accounts for income taxes under the asset and liability method.  Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carry forwards and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to be reversed.  A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such tax assets will not be realized.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the period ended May 31, 2010

2.	Significant Accounting Policies (cont’d)

Non-Monetary Transactions
Transactions in which shares or other non-cash consideration are exchanged for assets or services are measured at the fair value of the assets or services involved in accordance with Section 3830 (“Non-monetary Transactions”) of the Canadian Institute of Chartered Accountants Handbook (“CICA Handbook”).

Stock-Based Compensation
The Company has a stock option plan. The fair value method of accounting is used to account for stock options granted to directors, officers and employees whereby the fair value of options granted is recorded as a compensation expense in the consolidated financial statements. Compensation expense is based on the estimated fair value at the time of the grant and recognized over the vesting period of the option. Upon exercise of the options, the amount of the consideration paid together with the amount previously recorded in contributed surplus is recorded as an increase in share capital.

Loss Per Share
Basic loss per share is calculated by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share is computed using the treasury stock method. Under this method, the diluted weighted average number of shares is calculated assuming the proceeds that arise from the exercise of stock options and other dilutive instruments are used to repurchase the Company’s shares at their weighted average market price for the period.

3.	Change in Accounting Policy and Future Accounting Changes

Accounting Changes

During fiscal 2008 the Company adopted CICA Section 3865, “Hedges” which specifies circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

During fiscal 2008, the Company adopted CICA Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments–Presentation”, which will replace Section 3861, “Financial Instruments – Disclosure and Presentation”. These new sections 3862 (on disclosures) and 3863 (on presentation) replace Section 3861, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. Section 3862 complements the principles recognizing measuring and presenting financial assets and financial liabilities in Financial Instruments. Section 3863 deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset (see Note 12).

During fiscal 2008, the Company adopted CICA 1535, “Capital Disclosures”. This new pronouncement establishes standards for disclosing information about an entity’s capital and how it is managed. Section 1535 also requires the disclosure of any externally-imposed capital requirements, whether the entity has complied with them, and if not, the consequences (see Note 13).

During fiscal 2008 the Company adopted CICA Section 3031, “Inventories” which replaced Section 3030 and establishes new standards for the measurement and disclosure of inventories. The main features of the new Section are as follows:

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the period ended May 31, 2010

3.	Change in Accounting Policy and Future Accounting Changes (cont’d)

•	Measurement of inventories at the lower of cost and net realizable value
•	Consistent use of either first-in, first-out or a weighted average cost formula to measure cost
•	Reversal of previous write-down to net realizable value when there is a subsequent increase to the value of
•	Inventories.

The adoption of this standard did not have an impact on the Company’s financial statements.

In January 2009, the CICA issued EIC-173 which provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. The application of this EIC did not have a material effect on the Company’s financial statements.

During fiscal 2010 the Company adopted Section 3064, “Goodwill and Intangible Assets”. This section replaces Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Various changes have made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The adoption of this standard did not have an impact on the Company’s financial statements.

During fiscal 2010, the Company adopted amended Section 1400, “General Standard of Financial Statement Presentation” which includes requirements to assess and disclose the Company’s ability to continue as a going concern. The adoption of this new section did not have an impact on the Company’s financial statements.

Future Accounting Changes

Business Combinations, Consolidated Financial Statements and Non-controlling Interests – The CICA issued three new accounting standards in January 2009: section 1582, Business Combinations, section 1601, Consolidated Financial Statements, and section 1602, Non-controlling interests. These new standards will be effective for fiscal years beginning on or after January 1, 2011. The Company is in the process of evaluating the requirements of the new standards.

Section 1582 replaces section 1581, and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standard IFRS 3 – Business Combinations. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Sections 1601 and 1602 together replace 1600 – Consolidated Financial Statements. Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27 - Consolidated and Separate Financial Statements and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. The adoption of these new Standards are not expected to have any significant impact on the Company’s Financial Statements.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the period ended May 31, 2010

3.	Change in Accounting Policy and Future Accounting Changes (cont’d)

In December 2009, the CICA issued EIC 175 – “Multiple Deliverable Revenue Arrangements” replacing EIC 142 – “Revenue Arrangements with Multiple Deliverables”. This abstract was amended to: (1) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (2) require, in situations where a vendor does not have vendor-specific objective evidence (“VSOE”) or third-party evidence of selling price, that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (3) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (4) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance. The accounting changes summarized in EIC 175 are effective for fiscal periods beginning on or after January 1, 2011, with early adoption permitted. Adoption may either be on a prospective basis or by retrospective application. If the Abstract is adopted early, in a reporting period that is not the first reporting period in the entity’s fiscal period, it must be applied retrospectively from the beginning of the Company’s fiscal period of adoption. The Company expects to adopt EIC 175 effective January 1, 2011. The Company does not believe the standard will have a material impact on its consolidated financial statements.

In February 2008, the Accounting Standards Board “(AcSB)” confirmed that the use of IFRS will be required in 2011 for publicly accountable enterprises in Canada. In April 2008, the AcSB issued an IFRS Omnibus Exposure Draft proposing that publicly accountable enterprises be required to apply IFRS, in full and without modification, for fiscal years beginning on or after January 1, 2011. The Company will issue its initial audited consolidated financial statements under IFRS including comparative information for the year ending August 31, 2011.

The eventual changeover to IFRS represents changes due to new accounting standards. The transition from current Canadian GAAP to IFRS is a significant undertaking that may materially affect the Company's reported financial position and results of operations.

The Company is assessing the potential impacts of this changeover and is developing its IFRS changeover plan, which will include project structure and governance, resourcing and training, analysis of key GAAP differences and a phased plan to assess accounting policies under IFRS as well as potential exemptions to the initial adoption of IFRS as permitted by IFRS Statement 1.

4.	Segmented Information

The Company’s only segment is oil and gas exploration and production. All reportable segments are located in Canada.

5.	Marketable Securities
May 31, 2010
Investments in quoted companies (market value $1 (August 31, 2009 - $1))	$1

6.	Oil and Gas Interests

Net book value at August 31, 2009	$407,000
Accumulated Depletion	(25,844)
Net book value May 31, 2010	$381,156

The Company’s has a 0.5% non convertible gross overriding royalty in a natural gas well located in the Haynes area of Alberta and a 5.1975% interest in a natural gas unit located in the Botha area of Alberta, Canada.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the period ended May 31, 2010

7.	Asset Retirement Obligation

The Company’s asset retirement obligations result from net ownership interests in natural gas assets including well sites, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flow required to settle its asset retirement obligations at May 31, 2010 was approximately $8,629 which will be incurred between 2009 and 2026 (August 31, 2009 $8,840). A credit-adjusted risk-free rate of 7 percent and an annual inflation rate of 5 percent were used to calculate the future asset retirement obligation.

Balance, August 31, 2009	$3,634
Accretion expense	211
Balance, May 31, 2010	$3,845

8.	Share Capital and Contributed Surplus

Authorized:
Unlimited number of common shares
Unlimited non-participating, non-dividend paying, voting redeemable preference shares

Issued:
Common Shares	Number	Amount
Balance at August 31, 2009	24,232,559	$825,386
Exercise of warrants	550,000	51,700
Balance at May 31, 2010	24,782,559	877,086

Warrants	Number	Exercise Price	Expiry Date	Amount
	2,575,000	$0.20	April 14, 2011	$100,875
	2,600,000	$0.07	February 5, 2014	62,400
	1,000,256	$0.07	February 25, 2014	24,006
	10,160,564	$0.07	February 27, 2014	243,853
Balance at August 31, 2009	16,335,820			$431,134
Exercised	(550,000)	$0.07	February 5, 2014	(13,200)
Balance at May 31, 2010	15,785,820			$417,934

The fair value of the warrants was estimated using the Black-Scholes pricing model.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the period ended May 31, 2010

8.	Share Capital and Contributed Surplus (cont’d)

Weighted Average Shares Outstanding
	Three Months Ended		Nine months Ended
	May 31,		May 31,
	2010	2009	2010	2009
Weighted average shares outstanding, basic	24,483,646	11,878,061	24,295,847	11,732,302
Dilutive effect of warrants	15,785,820	3,981,322	15,785,820	2,940,382
Weighted average shares outstanding, diluted	40,269,466	15,859,383	40,081,667	14,672,684

 The effects of any potential dilutive instruments on loss per share related to the outstanding warrants are anti-dilutive and therefore have been excluded from the calculation of diluted loss per share.

Stock Option Plan

The Company has a stock option plan to provide incentives for directors, officers and consultants of the Company.  The maximum number of shares, which may be set aside for issuance under the stock option plan, is 4,846,512 common shares.  To date, no options have been issued.

Contributed Surplus

As part of the April 14, 2008 debt conversion, Ms. Hall the former President of the Company converted $50,000 of debt through the issuance of 500,000 common shares at an attributed value of $0.10 per share and forgave $38,000 of debt owed to her by the Company, which was recorded as an increase to contributed surplus.

9.	Related Party Transactions and Balances

The following transactions with an individual related to the Company which arose in the normal course of business have been accounted for at the exchange amount being the amount agreed to by the related parties, which approximates the arms length equivalent value:

	May 31, 2010	May 31, 2009
Management fees to the former President and Director of the Company	$22,500	$10,500

The following balances owing to an individual related to the Company are included in accounts payable  and advances payable and are unsecured, non-interest bearing and due on demand:

	May 31, 2010	August 31, 2009
Management fees to the former President and Director of the Company	$-	$14,700

10.	Loans Payable

The loans payable in the amount of $167,500 are unsecured, non-interest bearing and repayable on demand. The amount of $110,000 is due to an arms length party. On  February 27, 2009, the Company entered into an agreement to settle $62,500 of the $120,000 loan through the issuance of a total of 1,250,000 units at an attributed value of $0.05 per unit.  Each unit was comprised of one common share and one common share purchase warrant.  Each warrant is exercisable until February 27, 2014 to purchase one common share at a purchase price of $0.07 per share. The balance of the loan payable to a shareholder is $57,500.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the period ended May 31, 2010

11.	Seasonality and Trend Information

The Company’s oil and gas operations is not a seasonal business, but increased consumer demand or changes in supply in certain months of the year can influence the price of produced hydrocarbons, depending on the circumstances. Production from the Company’s oil and gas properties is the primary determinant for the volume of sales during the year.

There are a number of trends that have been developing in the oil and gas industry during the past several years that appear to be shaping the near future of the business.

The first trend is the volatility of commodity prices. Natural gas is a commodity influenced by factors within North America. A tight supply demand balance for natural gas causes significant elasticity in pricing, whereas higher than average storage levels tend to depress natural gas pricing. Drilling activity, weather, fuel switching and demand for electrical generation are all factors that affect the supply-demand balance. Recently, liquefied natural gas shipments to North America have also resulted in natural gas supply and natural gas pricing being based more on factors other than supply and demand in North America. Changes to any of these or other factors create price volatility.

Crude oil is influenced by the world economy, Organization of the Petroleum Exporting Countries' ("OPEC") ability to adjust supply to world demand and weather. Political events also trigger large fluctuations in price levels. The global financial crisis has reduced liquidity in financial markets thereby restricting access to financing and has caused volatility to commodity prices. Petroleum prices may remain volatile as a result of market uncertainties over the supply and demand of these commodities due to the current state of the world economies, OPEC actions and the ongoing global credit and liquidity concerns.

The impact on the oil and gas industry from commodity price volatility is significant. During periods of high prices, producers generate sufficient cash flows to conduct active exploration programs without external capital. Increased commodity prices frequently translate into very busy periods for service suppliers triggering premium costs for their services. Purchasing land and properties similarly increase in price during these periods. During low commodity price periods, acquisition costs drop, as do internally generated funds to spend on exploration and development activities. With decreased demand, the prices charged by the various service suppliers also decline.

World oil and gas prices are quoted in United States dollars and the price received by Canadian producers is therefore effected by the Canadian/U.S. dollar exchange rate, which will fluctuate over time. Material increases in the value of the Canadian dollar may negatively impact production revenues from Canadian producers. Such increases may also negatively impact the future value of such entities' reserves as determined by independent evaluators. In recent years, the Canadian dollar has increased materially in value against the United States dollar.

A second trend within the Canadian oil and gas industry is the "renewal" of private and small junior oil and gas companies starting up business. These companies often have experienced management teams from previous industry organizations that have disappeared as a part of the ongoing industry consolidation. Many are able to raise capital and recruit well qualified personnel. To the extent that this trend continues, we will have to compete with these companies and others to attract qualified personnel.

A third trend currently affecting the oil and gas industry is the impact on capital markets caused by investor uncertainty in the global economy. The capital market volatility in Canada has also been affected by uncertainties surrounding the economic impact that the Kyoto Protocol and other environmental initiatives will have on the sector and, in more recent times, by the tax changes relating to income trusts and other "specified investment flow-through" entities ("SIFTs") and by the NRF and new Alberta government royalty programs implemented along with the NRF. The impact of the NRF and these new royalty programs is still being determined and will vary company to company based on the percentage of production in Alberta, their commodity mix and depths of production, among other things. The amount and degree of these impacts have yet to be determined.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the period ended May 31, 2010

11.	Seasonality and Trend Information (cont’d)

Pursuant to the existing provisions of the Tax Act, to the extent that a SIFT has any income for a taxation year after certain inclusions and deductions, the SIFT will be permitted to deduct all amounts of income which are paid or become payable by it to unit holders in the year. Under the legislation which received Royal Assent on June 22, 2007, SIFTs will be liable for tax at a rate consistent with the taxes currently imposed on corporations commencing in January 2011, provided that the SIFT experiences only "normal growth" and no "undue expansion" before then, in which case the tax could be imposed prior to the January 2011 deadline. Although the tax changes will not affect the method in which the Company will be taxed, it may have an impact on the ability of a SIFT to purchase producing assets from oil and gas exploration and production companies (as well as the price that a SIFT is willing to pay for such an acquisition) thereby affecting exploration and production companies' ability to be sold to a SIFT which has been a key "exit strategy" in recent years for oil and gas companies. This may be a benefit for the Company as it will compete with SIFTs for the acquisition of oil and gas properties from junior producers. However, it may also limit the Company’s ability to sell producing properties or pursue an exit strategy.

12.	Financial Instruments and Risk Factors

The Company is exposed to financial risk, in a range of financial instruments including cash, other receivables and accounts payable and income taxes payable and loans payable. The Company manages its exposure to financial risks by operating in a manner that minimizes its exposure to the extent practical. The main financial risks affecting the Company are discussed below.

Fair Value of Financial Instruments
The fair value measurement of assets and liabilities recognized on the consolidated balance sheet are categorized into levels within a fair value hierarchy based on the nature of valuation inputs.

The fair value hierarchy has the following levels:

Level 1:	Quoted prices in active markets for identical assets or liabilities;
Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly;
Level 3:	Inputs for the asset or liability that are not based on observable market data.

The fair value hierarchy for financial instruments measured at fair value is Level 1 for cash, other receivables accounts payable and loans payable are classified as Level 3.

The carrying amounts of cash, other receivables and accounts payable approximates their fair values because of the short-term maturities of the items.   The loans payable are non-interest bearing with no specific terms of repayment and due on demand.  The fair values of these amounts have not been disclosed because the cash flow stream of the loans payable are not determinable.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the period ended May 31, 2010

12.	Financial Instruments and Risk Factors (cont’d)

The fair value of financial instruments at May 31, 2010 and August 31, 2009 is summarized as follows:

	May 31, 2010		August 31, 2009
	Amount	Fair Value	Amount	Fair Value
Financial assets

Held for trading Cash and cash equivalents	$25,531	$25,531	$172,905	$172,905

Loans and receivables Other receivables	$26,121	$26,121	$20,421	$20,421

Financial liabilities
Accounts payable	$149,157	$149,157	$152,984	$71,672
Income Taxes Payable	$-	$-	$10,215	$10,215
Loans payable	$167,500	$167,500	$167,500	$167,500

Credit Risk

Credit risk arises when a failure by counter parties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the balance sheet date. Receivables from natural gas marketers are collected on the 25th day of each month following production. The Company’s policy to mitigate credit risk associated with these balances is to establish relationships with credit-worthy marketers. The majority of the Company’s natural gas is marketed through a major international energy company. There are no other material accounts receivable that the Company deemed uncollectible.

Foreign Exchange Risk

The prices received by the Company for the production of natural gas and natural gas liquids are primarily determined in reference to U.S. dollars but are settled with the Company in Canadian dollars. The Company’s cash flow for commodity sales will therefore be impacted by fluctuations in foreign exchange rates. The Company considers this risk to be limited.

Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The Company is not exposed to interest rate risk.

Based on management's knowledge and experience of the financial markets, the Company believes that the movements in interest rates that are reasonably possible over the next twelve month period will not have a significant impact on the Company.

Liquidity Risk

Liquidity risk includes the risk that, as a result of our operational liquidity requirements:

• The Company will not have sufficient funds to settle transaction on the due date;
• The Company will be forced to sell financial assets at a value which is less than what they are worth; or
• The Company may be unable to settle or recover a financial asset at all.

The Company considers this risk to be limited.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the period ended May 31, 2010

12.	Financial Instruments and Risk Factors (cont’d)

Commodity Price Risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by world economic events that dictate the levels of supply and demand.

The Company believes that movement in commodity prices that are reasonably possible over the next twelve month period will not have a significant impact on the Company.

Commodity Price Sensitivity

The following table summarizes the sensitivity of the fair value of the Company’s risk management position for the nine months ended May 31, 2010 and 2009 to fluctuations in natural gas prices, with all other variables held constant. When assessing the potential impact of these price changes, the Company believes that 10 percent volatility is a reasonable measure.

Fluctuations in natural gas prices potentially could have resulted in unrealized gains (losses) impacting net income as follows:

	May 31,		May 31,
	2010		2009
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Revenue	$90,211	$73,809	$36,433	$29,809
Net loss	$(183,986)	$(200,388)	$(75,582)	$(82,206)

Market Risk

Market risk represents the risk of loss that may impact our financial position, results of operations, or cash flows due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks. We do not have activities related to derivative financial instruments or derivative commodity instruments. We hold equity securities which have been written down to $1 on our consolidated balance sheet.  Our primary risk relates to commodities price risk.

The oil and gas industry is exposed to a variety of risks including the uncertainty of finding and recovering new economic reserves, the performance of hydrocarbon reservoirs, securing markets for production, commodity prices, interest rate fluctuations, potential damage to or malfunction of equipment and changes to income tax, royalty, environmental or other governmental regulations.

We mitigate these risks to the extent we are able by:

•   utilizing competent, professional consultants as support teams to company staff.
•   performing careful and thorough geophysical, geological and engineering analyses of each prospect.
•   focusing on a limited number of core properties.

Market risk is the possibility that a change in the prices for natural gas, natural gas liquids, condensate and oil, foreign currency exchange rates, or interest rates will cause the value of a financial instrument to decrease or become more costly to settle.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the period ended May 31, 2010

13.	Capital Management

The Company’s objectives when managing capital is to safeguard the entity’s ability to continue as a going concern. The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of any underlying assets. The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

Currently, the Company does not have any operational cash requirements other than administrative expenditures. The Company’s revenue producing properties are fully developed and there are no further outlays or expenses projected to develop these properties at this time.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s capital management during the period ended May 31, 2010.

The Company is not subjected to any externally imposed capital requirements.

14.	Subsequent Events

On June 11, 2010, the Company acquired from an arms length party a 10% working interest (7.5% net revenue interest) before payout and a 7.5% working interest (5.625% net revenue interest) after payout of production of the sum of $15,000,000 gross in approximately 2,629 gross acres of land in the Maverick Basin in Zavala County, Southwest Texas (the “Zavala County Interest”).

The Company paid USD $200,000 as consideration for the Zavala County Interest, satisfied by the payment of $25,000 in cash and a $175,000 5% secured promissory note on closing. The acquisition was closed in escrow pending receipt of Defensible Title for the Zavala County Interest.

Under the terms of the 5% secured promissory note, the principal sum of $100,000 is due on December 31, 2010, and the balance of principal of $75,000 together with any unpaid interest is due on June 30, 2011. The Company may, in its sole discretion, prepay any portion of the principal amount. The note is secured by the Zavala County Interest.

Effective June 10, 2010, the Company retained Gar Wood Securities, LLC (“Gar Wood”) to act as Investment Banker/Financial Advisor to the Company for a period of two years. Under the terms of the Gar Wood Engagement, the Company will pay a fee consisting of an aggregate of 1,500,000 common share purchase warrants (the “Warrants”) as follows:

-
1,000,000 common share purchase Warrants exercisable at US$1.00 per common share expiring on December 10, 2011 and issuable in three equal tranches on June 10, 2010, December 10, 2010 and June 10, 2011.

-	500,000 common share purchase Warrants exercisable at US$1.50 per common share expiring on June 10, 2012 and issuable in three equal tranches on June 10, 2010, December 10, 2010 and June 10, 2011.

The common shares represented by the Warrants have piggyback registration rights.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the period ended May 31, 2010

14.	Subsequent Events (cont’d)

In addition, the Company will pay to Gar Wood a cash success fee of 6% of the gross proceeds from private placements of the Company’s securities should they result through direct Gar Wood introductions.

Should Gar Wood be successful in raising Eagleford over US$5.0 million by way of private placements of the Company’s securities on or before September 30, 2010, the Company will grant for a period of one year, a right of first refusal to Gar Wood, on a non-exclusive basis, to act as the Company’s Investment Banker/Financial Advisor.

Effective June 11, 2010 in connection with the Gar Wood Engagement the Company has agreed to indemnify and hold harmless Gar Wood, its affiliates directors, officers and agent from or against any losses, claims, damages or liabilities (or actions, including shareholder actions in respect thereof) related to or arising out of such engagement.

One June 11, 2010 the Company engaged a consultant to provide investor relations services to the Company for a period of three months at a rate of US $5,000 per month payable in advance.

On June 18, 2010 Sandra Hall resigned as President, Secretary and a Director of the Company and James Cassina was appointed as the new President. In addition, Colin McNeil, P. Geoph (“McNeil”) was appointed as a Director.

Subsequent to May 31, 2010 1,550,000 common share purchase warrants at $0.07 were exercised for an aggregate of $108,500.

On July 15, 2010 William Jarvis resigned as a Director of the Company.

ITEM  2

EAGLEFORD ENERGY INC.
(Formerly: Eugenic Corp.)

Management’s Discussion and Analysis of
Financial Condition and Operating Results

For the period ended May 31, 2010

(Expressed in Canadian Dollars)

Suite 1505-1 King Street West, Toronto, Ontario M5H 1A1 Telephone: (416) 364-4039, Facsimile: (416) 364-8244

1

The following Management’s Discussion and Analysis of Financial Condition and Operating Results of Eagleford Energy Inc. (“Eagleford” or the “Company”) should be read in conjunction with the Company’s Unaudited Consolidated Financial Statements for the period ended May 31, 2010 and the Audited Consolidated Financial Statements and notes thereto for the year ended August 31, 2009 and 2008 stated in Canadian dollars. The results herein have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).  This Management’s Discussion and Analysis is dated July 16, 2010 and has been approved by the Board of Directors of the Company.

The following Management’s Discussion and Analysis (“MD&A”) may contain forward-looking statements.  Forward-looking statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual events or results to differ materially from those reflected herein.  Forward-looking statements are based on the estimates and opinions of management of the Company at the time the statements were made.  All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, and similar expressions. Information concerning reserve estimates and capital cost estimates may also be deemed as forward-looking statements as such information constitutes a prediction of what might be found to be present and how much capital will be required if and when a project is actually developed. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements (see Risks and Uncertainties below).

Our Canadian public filings can be accessed and viewed via the System for Electronic Data Analysis and Retrieval (“SEDAR”) at www.sedar.com. Readers can also access and view our Canadian public insider trading reports via the System for Electronic Disclosure by Insiders at www.sedi.ca. Our U.S. public filings are available at the public reference room of the U.S. Securities and Exchange Commission (“SEC”) located at 100 F Street, N.E., Room 1580, Washington, DC 20549 and at the website maintained by the SEC at www.sec.gov.

GLOSSARY OF ABBREVIATIONS

Bbl	barrel
Bbl/d	barrels per day
Boe	barrels of oil equivalent (1)
Boe/d	barrels of oil equivalent per day
Mcf	1,000 cubic feet of natural gas
Mcf/d	1,000 cubic feet of natural gas per day

(1)      Boe conversion ratio of 6 Mcf: 1Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Disclosure provided herein in respect of Boes may be misleading, particularly if used in isolation.

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of units (or metric units).

To Convert From	To	Multiply By

Mcf	Cubic metres	28.317
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls	6.292
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometers	1.609
Kilometers	Miles	0.621
Acres (Alberta)	Hectares	0.405
Hectares (Alberta)	Acres	2.471

2

OVERVIEW
Eagleford is incorporated under the laws of the Province of Ontario, and is registered as an extra-provincial company in Alberta.  The Company is a reporting issuer with the United States Securities and Exchange Commission and the Company’s common shares trade on the Over-the-Counter Bulletin Board (OTCBB) under the symbol EFRDF.

Directly and through Eagleford’s wholly owned subsidiary 1354166 Alberta Ltd. (“1354166 Alberta”) the Company is primarily engaged in the development, acquisition and production of oil and gas interests located in Alberta, Canada. The Company’s operations currently consist of a 0.5% NCOR in a natural gas well located in Haynes, Alberta, Canada and a 5.1975% working interest in a natural gas unit located in Alberta, Canada held through our wholly owned subsidiary 1354166 Alberta. The Company holds a 0.3% net smelter return royalty on eight mining claims located in Red Lake Ontario which is carried on the Consolidated Balance Sheets at Nil.

The Company’s unaudited consolidated financial statements for the period ended May 31, 2010 and 2009 include the accounts of the Company and its wholly owned subsidiary 1354166 Alberta Ltd. from the date of acquisition, February 27, 2009.

On November 12, 2009, our wholly owned subsidiary 1406768 Ontario Inc. changed its name to Eagleford Energy Inc. On November 30, 2009 the Company amalgamated with Eagleford Energy Inc. and upon the amalgamation the entity's new name is Eagleford Energy Inc.

OVERALL PERFORMANCE
Average natural gas production for the nine months ended May 31, 2010 was 69 mcf per day compared to 32 mcf per day for the same nine month period in 2009. Revenue for the nine months ended May 31, 2010 was up $48,889 to $82,010 compared to $33,121 for the same period in 2009. The increase in revenue for the nine months ended May 31, 2010 was attributed to the acquisition of 1354166 Alberta Ltd., effective February 27, 2009. Net loss and comprehensive loss for the nine months ended May 31, 2010 was $192,187 compared to $78,894 for the comparable nine month period in 2009. The increase in loss during 2010 was primarily related to increases in operating costs and depletion and administrative expenditures.

For the nine months ended May 31, 2010 the Company’s cash position decreased by $147,374 to $25,531 compared to cash of $172,905 at August 31, 2009. At May 31, 2010 the Company’s other receivables were $26,121 representing an increase of $5,700 compared to $20,421 at August 31, 2009. For the nine months ended May 31, 2010 current liabilities decreased by $14,042 to $316,657 compared to $330,699 at August 31, 2009. The Company has a working capital deficiency of $265,004 at May 31, 2010 compared to a working capital deficiency of $137,372 at August 31, 2009.

The Company’s past primary source of liquidity and capital resources has been from loan, cash flow from oil and gas operations and from the proceeds from the issuance of common shares.

RISK AND UNCERTAINTIES
The Company’s producing wells are subject to normal levels of decline and unavoidable changes in operating conditions in facilities operated by third parties. There is an existing and available market for the oil and gas produced from the properties. However, the prices obtained for production are subject to market fluctuations, which are affected by many factors, including supply and demand. Numerous factors beyond our control, which could affect pricing include:

•	volatility in market prices for oil and natural gas;
•	the level of consumer product demand;
•	weather conditions;
•	the foreign supply of oil and gas;
•	the price of foreign imports; and
•	ability to raise financing;
•	reliance on third party operators;
•	ability to find or produce commercial quantities of oil and natural gas;
•	liabilities inherent in oil and natural gas operations;
•	dilution of interests in oil and natural gas properties;
•	general business and economic conditions;

3

•	the ability to attract and retain skilled staff;
•	uncertainties associated with estimating oil and natural gas reserves;
•	competition for, among other things, financings, acquisitions of reserves, undeveloped lands and skilled personnel; and
•	governmental regulation and environmental legislation.

The Company cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Company’s forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Company also cautions readers not to place undue reliance on these forward-looking statements. Moreover, the forward-looking statements may not be suitable for establishing strategic priorities and objectives, future strategies or actions, financial objectives and projections other than those mentioned above. (For additional risk factors, please see the Company’s Annual Information Form filed on Form 20F).

FINANCIAL INSTRUMENTS AND RISK FACTORS
The Company is exposed to financial risk, in a range of financial instruments including cash, other receivables and accounts payable and income taxes payable and loans payable. The Company manages its exposure to financial risks by operating in a manner that minimizes its exposure to the extent practical. The main financial risks affecting the Company are discussed below.

Fair Value of Financial Instruments
The fair value measurement of assets and liabilities recognized on the consolidated balance sheet are categorized into levels within a fair value hierarchy based on the nature of valuation inputs.

The fair value hierarchy has the following levels:

Level 1:	Quoted prices in active markets for identical assets or liabilities;
Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly;
Level 3:	Inputs for the asset or liability that are not based on observable market data.

The fair value hierarchy for financial instruments measured at fair value is Level 1 for cash, other receivables accounts payable and loans payable are classified as Level 3.

The carrying amounts of cash, other receivables and accounts payable approximates their fair values because of the short-term maturities of the items.   The loans payable are non-interest bearing with no specific terms of repayment and due on demand.  The fair values of these amounts have not been disclosed because the cash flow stream of the loans payable are not determinable.

The fair value of financial instruments at May 31, 2010 and August 31, 2009 is summarized as follows:

	May 31, 2010		August 31, 2009
	Amount	Fair Value	Amount	Fair Value
Financial assets

Held for trading
Cash and cash equivalents	$25,531	$25,531	$172,905	$172,905

Loans and receivables
Other receivables	$26,121	$26,121	$20,421	$20,421

Financial liabilities
Accounts payable	$149,157	$149,157	$152,984	$71,672
Income Taxes Payable	$-	$-	$10,215	$10,215
Loans payable	$167,500	$167,500	$167,500	$167,500

4

Credit Risk
Credit risk arises when a failure by counter parties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the balance sheet date. Receivables from natural gas marketers are collected on the 25th day of each month following production. The Company’s policy to mitigate credit risk associated with these balances is to establish relationships with credit-worthy marketers. The majority of the Company’s natural gas is marketed through a major international energy company. There are no other material accounts receivable at that the Company deemed uncollectible.

Foreign Exchange Risk
The prices received by the Company for the production of natural gas and natural gas liquids are primarily determined in reference to U.S. dollars but are settled with the Company in Canadian dollars. The Company’s cash flow for commodity sales will therefore be impacted by fluctuations in foreign exchange rates. The Company considers this risk to be limited.

Interest Rate Risk
Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The Company is not exposed to interest rate risk.

Based on management's knowledge and experience of the financial markets, the Company believes that the movements in interest rates that are reasonably possible over the next twelve month period will not have a significant impact on the Company.

Liquidity Risk
Liquidity risk includes the risk that, as a result of our operational liquidity requirements:

• The Company will not have sufficient funds to settle transaction on the due date;
• The Company will be forced to sell financial assets at a value which is less than what they are worth; or
• The Company may be unable to settle or recover a financial asset at all.

The Company considers this risk to be limited.

Commodity Price Risk
Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by world economic events that dictate the levels of supply and demand.

The Company believes that movement in commodity prices that are reasonably possible over the next twelve month period will not have a significant impact on the Company.

Commodity Price Sensitivity
The following table summarizes the sensitivity of the fair value of the Company’s risk management position for the nine months ended May 31, 2010 and 2009 to fluctuations in natural gas prices, with all other variables held constant. When assessing the potential impact of these price changes, the Company believes that 10 percent volatility is a reasonable measure.

Fluctuations in natural gas prices potentially could have resulted in unrealized gains (losses) impacting net income as follows:

	May 31,		May 31,
	2010		2009
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Revenue	$90,211	$73,809	$36,433	$29,809
Net loss	$(183,986)	$(200,388)	$(75,582)	$(82,206)

Market Risk
Market risk represents the risk of loss that may impact our financial position, results of operations, or cash flows due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks. We do not have activities related to derivative financial instruments or derivative commodity instruments. We hold equity securities which have been written down to $1 on our consolidated balance sheet.  Our primary risk relates to commodities price risk.

5

The oil and gas industry is exposed to a variety of risks including the uncertainty of finding and recovering new economic reserves, the performance of hydrocarbon reservoirs, securing markets for production, commodity prices, interest rate fluctuations, potential damage to or malfunction of equipment and changes to income tax, royalty, environmental or other governmental regulations.

We mitigate these risks to the extent we are able by:
•   utilizing competent, professional consultants as support teams to company staff.
•   performing careful and thorough geophysical, geological and engineering analyses of each prospect.
•   focusing on a limited number of core properties.

Market risk is the possibility that a change in the prices for natural gas, natural gas liquids, condensate and oil, foreign currency exchange rates, or interest rates will cause the value of a financial instrument to decrease or become more costly to settle.

CAPITAL MANAGEMENT
The Company’s objectives when managing capital is to safeguard the entity’s ability to continue as a going concern. The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of any underlying assets. The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

Currently, the Company does not have any operational cash requirements other than administrative expenditures. The Company’s revenue producing properties are fully developed and there are no further outlays or expenses projected to develop these properties at this time.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s capital management during the period ended May 31, 2010.

The Company is not subjected to any externally imposed capital requirements.

RESULTS OF OPERATIONS

	Nine months Ended		Three Months Ended
Historical	May 31,	May 31,	May 31,	May 31,
Production	2010	2009	2010	2009
Natural gas – mcf/d	69	32	54	94
Historical Prices
Natural gas - $/mcf	$4.38	$3.81	$3.90	$3.80
Royalties costs - $/mcf	$1.07	$0.62	$0.93	$0.62
Production costs - $/mcf	$2.79	$3.63	$2.27	$3.61
Net back - $/mcf	$0.52	$(0.44)	$0.70	$(0.43)
Operations
Revenue	$82,010	$33,121	$19,291	$32,796
Net loss and comprehensive
loss for the period	$(192,187)	$(78,894)	$(75,144)	$(62,554)
Net loss per share	$(0.008)	$(0.007)	$(0.003)	$(0.005)

Production Volume
For the nine months ended May 31, 2010 average natural gas sales volume increased to 69 mcf/d compared to 32 mcf/d for the comparable period in 2009. Production volume for the nine months ended May 31, 2010 was 18,724 mcf compared to 8,684 mcf for the comparable period in 2009. The increase in average sales and production volume was primarily attributed to the operations of 1354166 Alberta.

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During the nine months ended May 31, 2010 the Company reported a full nine months of operations of 1354166 Alberta versus three months of operations for the nine month period ended May 31, 2009.

For the three months ended May 31, 2010 average natural gas sales volume decreased to 54 mcf/d compared to 94 mcf/d for the comparable period in 2009. Production volume for the three months ended May 31, 2010 was 4,951 mcf compared to 8,623 mcf for the comparable period in 2009. The decrease in average sales and production volume was primarily attributed to a decrease in production volume.

Commodity Prices
For the nine months ended May 31, 2010 average natural gas prices received per mcf increased 15% to $4.38 compared to $3.81 per mcf for the same period ending in 2009. The increased in average natural gas prices received was attributed to high commodity prices for natural gas during the period.

For the three months ended May 31, 2010 average natural gas prices received per mcf increased 3% to $3.90 compared to $3.80 per mcf for the same period ending in 2009. The increased in average natural gas prices received was attributed to higher commodity prices for natural gas during the period.

Revenue
For the nine months ended February 28, 210 revenue increased by $48,889 to $82,010 compared to $33,121 for the same period in 2009. The increase in revenue for the nine months ended May 31, 2010 was primarily attributed to an increase in production volume as a result of a full nine months of operations versus three months of operations of 1354166 Alberta in the prior period.

For the three months ended May 31, 2010 revenue decreased by $13,505 to $19,291 compared to $32,796 for the same period in 2009. The decrease in revenue for the three months ended May 31, 2010 was primarily attributed to a decrease in production volume for the three months ended May 31, 2010.

Operating Costs
For the nine months ended May 31, 2010 operating costs were $52,488 compared to operating costs of 26,857 for the nine months ended May 31, 2009.  In the increase in operating costs for the nine months ended May 31, 2010 was primarily attributed to the increased operations of 1354166 Alberta.

For the three months ended May 31, 2010 operating costs were $11,306 compared to operating costs of 26,499 for the three months ended May 31, 2009.  The decrease in operating costs for the three months ended May 31, 2010 was primarily attributed to an annual adjustment credit of $827 received from a property operator versus a cost of $10,724 in the prior period.

Royalties
For the nine months ended May 31, 2010 royalties were $20,072 compared to royalties of $4,454 for the nine months ended May 31, 2009. In the increase in royalties for the nine months ended May 31, 2010 was primarily attributed to increased operations of 1354166 Alberta.

For the three months ended May 31, 2010 royalties were $4,611 compared to royalties of $4,364 for the three months ended May 31, 2009.

Depletion
Depletion for the nine months ended May 31, 2010 increased by $17,580 to $25,844 compared to $8,264 for the same period in 2009. The increase in depletion for the nine months ended May 31, 2010 was attributed to increased production volume related to the operations of 1354166 Alberta.

Depletion for the three months ended May 31, 2010 decreased by $1,221 to $6,836 compared to $8,057 for the same period in 2009. The decrease in depletion for the three months ended May 31, 2010 was attributed to decreased production volume.

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Administrative Expenses
Administrative expenses for the nine months ended May 31, 2010 were $175,823 compared to $73,878 for the nine months ended May 31, 2009. The increase in expenses during 2010 was primarily attributed to an increase in professional fees of $64,023 to $104,286 compared to $40,263 in 2009 and an increase in management fees of $12,000 to $22,500 compared to $10,500 in the comparable nine month period in 2009. During the nine months ended May 31, 2010 the Company also incurred increases in transfer agent and registrar costs of $27,789 to $37,217 compared to $9,428 offset by an decrease in general and office costs of $1,830 to $1,905 compared to $3,735 for the nine months ended May 31, 2009. Higher administrative expenses for the nine month period May 31, 2010 were partially attributed to the Company becoming a reporting issuer with the United States Securities and Exchange Commission and increased operations resulting from the acquisition of 1354166 Alberta.

Administrative expenses for the three months ended May 31, 2010 were $71,682 compared to $56,755 for the three months ended May 31, 2009. The increase in expenses during 2010 was primarily attributed to an increase in professional fees of $1,384 to $41,528 compared to $40,144 in 2009 and an increase in management fees of $3,000 to $7,500 compared to $4,500 in the comparable three month period in 2009. During the three months ended May 31, 2010 the Company also incurred increases in transfer agent and registrar costs of $16,323 to $21,016 compared to $4,693 off set by a decrease in general and office costs of $2,980 to $538 compared to $3,518 and a decrease in head office expenses of $2,800 to $1,100 compared to $3,900 for the three months ended May 31, 2009. Higher administrative expenses for the three month period May 31, 2010 were partially attributed to the Company becoming a reporting issuer with the United States Securities and Exchange Commission and increased operations resulting from the acquisition of 1354166 Alberta Ltd.

Interest
For the three months ended May 31, 2010 interest income was $30 compared to $1,438 for the comparable period in 2009. The decrease in interest income for the nine month period ending May 31, 2010 was a result of a decrease in cash.

For the three months ended May 31, 2010 interest income was Nil compared to $324 for the comparable period in 2009. The decrease in interest income for the three month period ending May 31, 2010 was a result of a decrease in cash.

Net loss and comprehensive loss for the period
Net loss and comprehensive loss for nine months ended May 31, 2010 was $192,187 compared to a net loss of $78,894 for the prior nine month period in 2009. The increase in net loss and comprehensive loss for the nine months ended May 31, 2010 was primarily related to an increase in operating costs, depletion and administrative expenses.

Net loss and comprehensive loss for three months ended May 31, 2010 was $75,144 compared to a net loss of $62,555 for the prior three month period in 2009. The increase in net loss and comprehensive loss for the nine months ended May 31, 2010 was primarily related to a decrease in revenue and an increase in administrative expenses.

Net loss per share
The net loss per share for the nine months ended May 31, 2010 was $0.008 compared to a net loss per share of $0.007 for the same nine month period in 2009.

The net loss per share for the three months ended May 31, 2010 was $0.003 compared to a net loss per share of $0.005 for the same six month period in 2009.

SUMMARY OF QUARTERLY RESULTS
The following tables reflect the summary of quarterly results for the periods set out.

	2010	2010	2009	2009
For the quarter ending	May 31	February 28	November 30	August 31
Revenue	$19,291	$36,461	$26,259	$23,078
Net loss and comprehensive loss for the period	$(75,144)	$(36,746)	$(80,299)	$(249,967)
Loss per share	$(0.003)	$(0.002)	$(0.014)	$(0.014)

Revenue for the quarter ending May 31, 2010 decreased due to a decrease in productions volume. Increased revenue for the quarters in 2009 and 2010 was as a result of the acquisition of 1354166 Alberta. The increase in net loss and comprehensive loss for the quarters in 2009 and 2010 was primarily attributed to increases in operating costs, depletion and administrative expenses including professional fees, transfer and registrar costs and management fees. During the quarter ending August 31, 2009 the Company incurred a write down of oil and gas interests of $105,805 and accrued year-end audit and reserve evaluation costs.

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	2009	2009	2008	2008
For the quarter ending	May 31	February 28	November 30	August 31
Revenue	$32,796	$260	$65	$50
Net loss and comprehensive loss for the period	$(62,554)	$(9,721)	$(6,619)	$(20,646)
Loss per share	$(0.005)	$(0.001)	$(0.001)	$(0.003)

Revenue for the quarter ending May 31, 2009 increased as a result of the acquisition of 1354166 Alberta. The increase in net loss and comprehensive loss for the quarter ending May 31, 2009 was primarily attributed to increases in operating costs, depletion and administrative expenses including professional fees, transfer and registrar costs and management fees. The increase in net loss and comprehensive loss for the quarter ending August 31, 2008 was primarily attributed to an increase in professional fees relating to the year-end audit, costs associated with the evaluation of the Company’s reserves and a write down of oil and gas interests of $528.

LIQUIDITY AND CAPITAL RESOURCES
Cash as of May 31, 2010 was $25,531 compared to cash of $172,905 at August 31, 2009. The Company’s working capital deficiency at May 31, 2010 was $265,004 compared to a working capital deficiency of $137,372 at August 31, 2009. The increase in working capital deficiency was primarily attributed to a decrease in cash. During the nine months ended May 31, 2010 the primary use of funds was related to general and administrative expenditures. The Company will require additional sources of revenue or investment to meet its current and future working capital obligations.

Our current assets of $51,653 as at May 31, 2010 ($193,327 as of August 31, 2009) include the following items: cash $25,531 ($172,905 as of August 31, 2009); marketable securities $1 ($1 as of August 31, 2009); and other receivables $26,121 ($20,421 as of August 31, 2009).

Our current liabilities of $316,657 as of May 31, 2010 ($330,699 as of August 31, 2009) include the following items: accounts payable of $149,157 ($152,984 as of August 31, 2009); income taxes payable of $NIL ($10,215 as of August 31, 2009); and loans payable of $167,500 ($167,500 as of August 31, 2009).

During the three month period ending May 31, 2010, 550,000 common share purchase warrants were exercised for net proceeds of $38,500.

At May 31, 2010 the Company has 2,575,000 common share purchase warrants exercisable at $0.20 per share and a further 13,210,820 common share purchase warrants exercisable at $0.07 per share. If any of these common share purchase warrants were exercised it would generate additional capital for us.

Our past primary source of liquidity and capital resources has been from loans, cash flow from oil and gas operations, and proceeds from the issuance of common shares.

 If the Company issued additional common shares from treasury it would cause the current shareholders of the Company dilution.

OUTLOOK AND CAPITAL REQUIREMENTS
The Company’s producing properties are fully developed and there are no further expected outlays or expenses projected to develop these properties at this time. Management of the Company recognizes that cash flow from operations is not sufficient to expand its oil and gas operations and reserves. The Company will be required to obtain external financing in order to participate in any additional opportunities.

OFF-BALANCE SHEET ARRANGEMENTS
The Company has no off-balance sheet arrangements.

SEGMENTED INFORMATION
The Company’s only segment is oil and gas exploration and production.  All reportable segments are located in Canada.

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SEASONALITY AND TREND INFORMATION
 The first trend is the volatility of commodity prices. Natural gas is a commodity influenced by factors within North America. A tight supply demand balance for natural gas causes significant elasticity in pricing, whereas higher than average storage levels tend to depress natural gas pricing. Drilling activity, weather, fuel switching and demand for electrical generation are all factors that affect the supply-demand balance. Recently, liquefied natural gas shipments to North America have also resulted in natural gas supply and natural gas pricing being based more on factors other than supply and demand in North America. Changes to any of these or other factors create price volatility.

Crude oil is influenced by the world economy, Organization of the Petroleum Exporting Countries' ("OPEC") ability to adjust supply to world demand and weather. Political events also trigger large fluctuations in price levels. The global financial crisis has reduced liquidity in financial markets thereby restricting access to financing and has caused volatility to commodity prices. Petroleum prices remain volatile for the remainder of 2009 and into 2010 as a result of market uncertainties over the supply and demand of these commodities due to the current state of the world economies, OPEC actions and the ongoing global credit and liquidity concerns.

The impact on the oil and gas industry from commodity price volatility is significant. During periods of high prices, producers generate sufficient cash flows to conduct active exploration programs without external capital. Increased commodity prices frequently translate into very busy periods for service suppliers triggering premium costs for their services. Purchasing land and properties similarly increase in price during these periods. During low commodity price periods, acquisition costs drop, as do internally generated funds to spend on exploration and development activities. With decreased demand, the prices charged by the various service suppliers also decline.

World oil and gas prices are quoted in United States dollars and the price received by Canadian producers is therefore affected by the Canadian/U.S. dollar exchange rate, which will fluctuate over time. Material increases in the value of the Canadian dollar may negatively impact production revenues from Canadian producers. Such increases may also negatively impact the future value of such entities' reserves as determined by independent evaluators. In recent years, the Canadian dollar has increased materially in value against the United States dollar.

A second trend within the Canadian oil and gas industry is the "renewal" of private and small junior oil and gas companies starting up business. These companies often have experienced management teams from previous industry organizations that have disappeared as a part of the ongoing industry consolidation. Many are able to raise capital and recruit well qualified personnel. To the extent that this trend continues, we will have to compete with these companies and others to attract qualified personnel.

A third trend currently affecting the oil and gas industry is the impact on capital markets caused by investor uncertainty in the global economy. The capital market volatility in Canada has also been affected by uncertainties surrounding the economic impact that the Kyoto Protocol and other environmental initiatives will have on the sector and, in more recent times, by the tax changes relating to income trusts and other "specified investment flow-through" entities ("SIFTs") and by the NRF and new Alberta government royalty programs implemented along with the NRF. The impact of the NRF and these new royalty programs is still being determined and will vary company to company based on the percentage of production in Alberta, their commodity mix and depths of production, among other things. The amount and degree of these impacts have yet to be determined.

Pursuant to the existing provisions of the Tax Act, to the extent that a SIFT has any income for a taxation year after certain inclusions and deductions, the SIFT will be permitted to deduct all amounts of income which are paid or become payable by it to unit holders in the year. Under the legislation which received Royal Assent on June 22, 2007, SIFTs will be liable for tax at a rate consistent with the taxes currently imposed on corporations commencing in January 2011, provided that the SIFT experiences only "normal growth" and no "undue expansion" before then, in which case the tax could be imposed prior to the January 2011 deadline. Although the tax changes will not affect the method in which the Company will be taxed, it may have an impact on the ability of a SIFT to purchase producing assets from oil and gas exploration and production companies (as well as the price that a SIFT is willing to pay for such an acquisition) thereby affecting exploration and production companies' ability to be sold to a SIFT which has been a key "exit strategy" in recent years for oil and gas companies. This may be a benefit for the Company as it will compete with SIFTs for the acquisition of oil and gas properties from junior producers. However, it may also limit the Company’s ability to sell producing properties or pursue an exit strategy.

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RELATED PARTY TRANSACTIONS AND BALANCES
The following transactions with an individual related to the Company which arose in the normal course of business have been accounted for at the exchange amount being the amount agreed to by the related parties, which approximates the arms length equivalent value:

	May 31, 2010	May 31, 2009
Management fees to the former President and Director of the Company	$22,500	$10,500

The following balances owing to an individual related to the Company are included in accounts payable  and advances payable and are unsecured, non-interest bearing and due on demand:

	May 31, 2010		August 31, 2009
Management fees to the former President and Director of the Company	$	Nil	$14,700

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Going Concern
These consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. The Company plans to obtain additional financing by way of debt or the issuance of common shares or some other means to service its current working capital requirements, any additional or unforeseen obligations or to implement any future opportunities. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due. These consolidated financial statements do not include any adjustments for this uncertainty.

The Company has accumulated losses and cash flows from operations are negative which raises doubt as to the validity of the going concern assumption. As at May 31, 2010, the Company had a working capital deficiency of $265,004 and an accumulated deficit of $1,220,713. Management of the Company does not have sufficient funds to meet its liabilities for the ensuing twelve months as they fall due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company's ability to continue operations and fund its liabilities is dependent on management's ability to secure additional financing and cash flow. Management is pursuing such additional sources of financing and cash flow and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

Principles of Consolidation
The consolidated financial statements include the accounts of Eagleford, the legal parent, together with its wholly owned subsidiary, 1354166 Alberta Ltd. All material inter-company transactions have been eliminated.

Marketable Securities
At each financial reporting period, the Company estimates the fair value of investments which are held-for-trading, based on quoted closing bid prices at the consolidated balance sheet dates or the closing bid price on the last day the security traded if there were no trades at the consolidated balance sheet dates and such valuations are reflected in the consolidated financial statements. The resulting values for unlisted securities whether of public or private issuers, may not be reflective of the proceeds that could be realized by the Company upon their disposition. The fair value of the securities at May 31, 2010 was $1 (August 31, 2009 - $1).

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Cash and Cash Equivalents
The Company classified cash, redeemable investment deposits, and deposits with original maturities less than or equal to three months as cash and cash equivalents.

Oil and Gas Interests
The Company follows the successful efforts method of accounting for its oil and gas interest.  Under this method, costs related to the acquisition, exploration, and development of oil and gas interests are capitalized. The Company carries as an asset, exploratory well costs if a) the well found a sufficient quantity of reserves to justify its completion as a producing well and b) the Company is making sufficient progress assessing the reserves and the economic and operating viability of the project. If a property is not productive or commercially viable, its costs are written off to operations.  Impairment of non-producing properties is assessed based on management's expectations of the properties.

Costs capitalized, together with the costs of production equipment, are depleted on the unit-of-production method based on the estimated proved reserves.

Proved oil and gas properties held and used by the Company are reviewed for impairment whenever events and circumstances indicate that the carrying amounts may not be recoverable. Impairments are measured by the amount by which the asset’s carrying value exceeds its fair value and is included in the determination of net income for the year.

Revenue Recognition
Revenues associated with the sale of crude oil and natural gas are recorded when the title passes to the customer. The customer has assumed the risks and rewards of ownership, prices are fixed or determinable and collectability is reasonably assured. The Company does not enter into ongoing arrangements whereby it is required to repurchase its products, nor does the Company provide the customer with a right of return.

Royalties
As is normal to the industry, the Company's future production is subject to crown royalties.  These amounts are reported net of related tax credits.

Environmental and Site Restoration Costs
The Company recognizes an estimate of the liability associated with an asset retirement obligation (“ARO”) in the financial statements at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long-term liability with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a straight-line basis over the estimated life of the asset. The liability amount is increased each reporting period due to the passage of time and the amount of accretion to operations in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

Ceiling Test
The Company performs a ceiling test calculation in accordance with the Canadian Institute of Chartered Accountants’ successful efforts method guidelines, including an impairment test on undeveloped properties. The recovery of costs is tested by comparing the carrying amount of the oil and natural gas assets to the reserves report. If the carrying amount exceeds the recoverable amount, then impairment would be recognized on the amount by which the carrying amount of the assets exceeds the present value of expected cash flows using proved plus probable reserves and expected future prices and costs. At May 31, 2010 the Company recorded an impairment of Nil (August 31, 2009 - $105,805).

Foreign Currencies
Assets and liabilities denominated in currencies other than Canadian dollars are translated at exchange rates in effect at the balance sheet date. Revenue and expense items are translated at the average rates of exchange for the year. Exchange gains and losses are included in the determination of net income for the year.

Financial Instruments
The Company's financial instruments consist of certain instruments with short term maturities.  It is management's opinion that the Company is not exposed to any significant interest rate or credit risks arising from these financial instruments.  The fair value of short term financial instruments approximates the carrying value.  All of the Company's cash is held at one major financial institution.

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Accounting Estimates
The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and the disclosures of revenues and expenses for the reported year.  Actual results may differ from those estimates.

The amounts recorded for depletion and amortization of oil and gas properties and the valuation of these properties, are based on estimates of proved and probable reserves, production rates, oil and gas prices, future costs and other relevant assumptions.  The effect on the consolidated financial statements of changes in estimates in future periods could be significant.

Income Taxes
The Company accounts for income taxes under the asset and liability method.  Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carry forwards and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to be reversed.  A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such tax assets will not be realized.

Non-Monetary Transactions
Transactions in which shares or other non-cash consideration are exchanged for assets or services are measured at the fair value of the assets or services involved in accordance with Section 3830 (“Non-monetary Transactions”) of the Canadian Institute of Chartered Accountants Handbook (“CICA Handbook”).

Stock-Based Compensation
The Company has a stock option plan. The fair value method of accounting is used to account for stock options granted to directors, officers and employees whereby the fair value of options granted is recorded as a compensation expense in the consolidated financial statements. Compensation expense is based on the estimated fair value at the time of the grant and recognized over the vesting period of the option. Upon exercise of the options, the amount of the consideration paid together with the amount previously recorded in contributed surplus is recorded as an increase in share capital.

Loss Per Share
Basic loss per share is calculated by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share is computed using the treasury stock method. Under this method, the diluted weighted average number of shares is calculated assuming the proceeds that arise from the exercise of stock options and other dilutive instruments are used to repurchase the Company’s shares at their weighted average market price for the period.

CHANGE IN ACCOUNTING POLICY AND FUTURE ACCOUNTING CHANGES
Accounting Changes
During fiscal 2008 the Company adopted CICA Section 3865, “Hedges” which specifies circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

During fiscal 2008, the Company adopted CICA Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments–Presentation”, which will replace Section 3861, “Financial Instruments – Disclosure and Presentation”. These new sections 3862 (on disclosures) and 3863 (on presentation) replace Section 3861, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. Section 3862 complements the principles recognizing measuring and presenting financial assets and financial liabilities in Financial Instruments. Section 3863 deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset (see Note 12 to the unaudited consolidated financial statements of the Company for the period ended May 31, 2010).

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During fiscal 2008, the Company adopted CICA 1535, “Capital Disclosures”. This new pronouncement establishes standards for disclosing information about an entity’s capital and how it is managed. Section 1535 also requires the disclosure of any externally-imposed capital requirements, whether the entity has complied with them, and if not, the consequences (see Note 13 to the unaudited consolidated financial statements of the Company for the period ended May 31, 2010).

During fiscal 2008 the Company adopted CICA Section 3031, “Inventories” which replaced Section 3030 and establishes new standards for the measurement and disclosure of inventories. The main features of the new Section are as follows:

•     Measurement of inventories at the lower of cost and net realizable value
•     Consistent use of either first-in, first-out or a weighted average cost formula to measure cost
•     Reversal of previous write-down to net realizable value when there is a subsequent increase to the value of inventories.

The adoption of this standard did not have an impact on the Company’s financial statements.

In January 2009, the CICA issued EIC-173 which provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. The application of this EIC did not have a material effect on the Company’s financial statements.

During fiscal 2010 the Company adopted Section 3064, “Goodwill and Intangible Assets”. This section replaces Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Various changes have made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The adoption of this standard did not have an impact on the Company’s financial statements.

During fiscal 2010, the Company adopted amended Section 1400, “General Standard of Financial Statement Presentation” which includes requirements to assess and disclose the Company’s ability to continue as a going concern. The adoption of this new section did not have an impact on the Company’s financial statements.

Future Accounting Changes
Business Combinations, Consolidated Financial Statements and Non-controlling Interests – The CICA issued three new accounting standards in January 2009: section 1582, Business Combinations, section 1601, Consolidated Financial Statements, and section 1602, Non-controlling interests. These new standards will be effective for fiscal years beginning on or after January 1, 2011. The Company is in the process of evaluating the requirements of the new standards.

Section 1582 replaces section 1581, and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standard IFRS 3 – Business Combinations. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Sections 1601 and 1602 together replace 1600 – Consolidated Financial Statements. Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27 - Consolidated and Separate Financial Statements and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. The adoption of these new standards, are not expected to have any significant impact on the Company’s financial statements.

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In December 2009, the CICA issued EIC 175 – “Multiple Deliverable Revenue Arrangements” replacing EIC 142 – “Revenue Arrangements with Multiple Deliverables”. This abstract was amended to: (1) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (2) require, in situations where a vendor does not have vendor-specific objective evidence (“VSOE”) or third-party evidence of selling price, that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (3) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (4) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance. The accounting changes summarized in EIC 175 are effective for fiscal periods beginning on or after January 1, 2011, with early adoption permitted. Adoption may either be on a prospective basis or by retrospective application. If the Abstract is adopted early, in a reporting period that is not the first reporting period in the entity’s fiscal period, it must be applied retrospectively from the beginning of the Company’s fiscal period of adoption. The Company expects to adopt EIC 175 effective January 1, 2011. The Company does not believe the standard will have a material impact on its consolidated financial statements

In February 2008, the Accounting Standards Board “(AcSB)” confirmed that the use of IFRS will be required in 2011 for publicly accountable enterprises in Canada. In April 2008, the AcSB issued an IFRS Omnibus Exposure Draft proposing that publicly accountable enterprises be required to apply IFRS, in full and without modification, for fiscal years beginning on or after January 1, 2011. The Company will issue its initial audited consolidated financial statements under IFRS including comparative information for the year ending August 31, 2011.

The eventual changeover to IFRS represents changes due to new accounting standards. The transition from current Canadian GAAP to IFRS is a significant undertaking that may materially affect the Company's reported financial position and results of operations.

The Company is assessing the potential impacts of this changeover and is developing its IFRS changeover plan, which will include project structure and governance, resourcing and training, analysis of key GAAP differences and a phased plan to assess accounting policies under IFRS as well as potential exemptions to the initial adoption of IFRS as permitted by IFRS Statement 1.

Transition to International Financial Reporting Standards
In February 2008, the Accounting Standards Board confirmed that the transition date to International Financial Reporting Standards (“IFRS”) from Canadian GAAP will be January 1, 2011 for publicly accountable enterprises. The Company will issue its initial unaudited consolidated financial statements under IFRS including comparative information for the quarter ending February 28, 2011.

The transition from current Canadian GAAP to IFRS is a significant undertaking that may materially affect the Company's reported financial position and results of operations. The Company is assessing the potential impacts of this changeover and has commenced the development of an IFRS implementation plan to prepare for this transition, which will include project structure and governance, resourcing and training, analysis of key GAAP differences and a phased plan to assess accounting policies under IFRS as well as potential exemptions to the initial adoption of IFRS as permitted by IFRS Statement 1.

The table below summarizes the key elements of the transition plan and the expected timing of activities related to the Company’s transition:

Initial analysis of key areas for which changes to accounting policies may be required	Completed
Detailed analysis of all relevant IFRS requirements and identification of area requiring accounting policy changes or those with accounting policy alternatives	Throughout fiscal 2010 and 2011
Assessment of first-time adoption (IFRS 1) requirements and alternatives	Throughout fiscal 2010 and 2011
Final determination of changes to accounting policies and choices to be made with respect to first-time adoption alternatives	Q2, Q3 (August 31, 2011)
Resolution of the accounting policy change implications on information technology, internal controls and contractual arrangements	Q2, Q3 (August 31, 2011)
Management and employee training	Throughout the transition period
Quantification of the Financial Statement impact of changes in accounting policies	Throughout fiscal 2011

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The Company is in the process of analyzing key areas where changes to current accounting policies may be required.  While an analysis will be required for all accounting policies, the initial key areas of assessment include:

• Property, Plant and Equipment
Pre-exploration costs
Exploration and evaluation costs
Depletion, depreciation and amortization
•  Impairment testing
•  Decommissioning liabilities (known as “asset retirement obligations” under Canadian GAAP)
•  Stock-based compensation
•  Income taxes

Each of these significant impact areas is discussed in more detail below.

Property, Plant and Equipment
IFRS and Canadian GAAP contain the same basic principles for property, plant, and equipment; however, there are some differences. Specifically, IFRS requires property, plant and equipment to be measured at cost in accordance with IFRS, breaking down material items into components and amortizing each one separately. In addition, unlike Canadian GAAP, IFRS permits property, plant and equipment to be measured at fair value or amortized cost. The Company’s initial analysis is that no further componentization was necessary in property, plant, and equipment.

In moving to IFRS, the Company will be required to adopt different accounting policies for pre-exploration activities, exploration and evaluation costs and depletion, depreciation and accretion.

Pre-exploration costs are costs incurred before the Company obtains the legal right to explore an area. Under Canadian GAAP, these costs are capitalized, while under IFRS, these costs must be expensed. At this time, the Company does not anticipate that this accounting policy difference will have a significant impact on the financial statements.

During the Exploration and Evaluation phase, the Company capitalizes costs incurred for these projects under Canadian GAAP. Under IFRS, the Corporation has the alternative to either continue capitalizing these costs until technical feasibility and commercial viability of the project is determined, or to expense these costs as incurred.  The Company does not currently have any Exploration and Evaluation assets.

Under Canadian GAAP, the Company calculates its depletion, depreciation and amortization rate at the country cost centre level. Under IFRS, this rate will be calculated at a lower unit of account level. At this time, the Company has not finalized its policy in this regard, and therefore the impact of this difference in accounting policy is not reasonably determinable.

Impairment Testing
For the first step of the impairment test under Canadian GAAP, future cash flows are not discounted. Under IFRS, the future cash flows are discounted. In addition, for Property, Plant and Equipment, impairment testing is currently performed at the country cost centre level, while under IFRS, it will be performed at a lower level, referred to as a cash-generating unit. The impairment calculations will be performed using either total proved or proved plus probable reserves. Canadian GAAP prohibits reversal of impairment losses. Under IFRS if the conditions giving rise to impairment have reversed, impairment losses previously recorded would be partially or fully reversed to eliminate write-downs recorded. The Company expects to adopt these changes in accounting policy prospectively. At this time, the impact of accounting policy differences related to impairment testing is not reasonably determinable.

16

Asset Retirement Obligation
Under Canadian GAAP, the Company recognizes a liability for the estimated fair value of the future retirement obligations associated with Property, Plant and Equipment. The fair value is capitalized and amortized over the same period as the underlying asset. The Company estimates the liability based on the estimated costs to abandon and reclaim its net ownership interest in wells and facilities, including an estimate for the timing of the costs to be incurred in future periods. These cash outflows are discounted using a credit-adjusted rate. Changes in the net present value of the future retirement obligation are expensed through accretion as part of depletion, depreciation and accretion. Under IFRS, these liabilities are known as “decommissioning liabilities” and are included in the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets. Decommissioning liabilities are calculated at each reporting period by estimating the risk-adjusted future cash outflows which are discounted using a risk-free rate. Changes in the net present value of the future retirement obligation are expensed through accretion as part of depletion, depreciation and accretion. Due to the change in the discount rate from a credit-adjusted rate to a risk-free rate, the Company expects there will be an increase in the value of the decommissioning liability under IFRS as compared to Canadian GAAP.

Stock-based Compensation
IFRS 2 Share-Based Payments requires the expense related to share-based payments to be recognized as the options vest; that is, for options that vest over a period of time, each tranche must be treated as a separate option grant which accelerates the expense recognition in comparison to Canadian GAAP which allows the expense to be recognized on a straight-line basis over the period the options vest. While the carrying value for each reporting period will be different under IFRS, the cumulative expense recognized over the life of the instrument under both methods will be the same. Going forward under IFRS, stock-based compensation is expected to be higher because the graded vesting requirements of IFRS result in accelerated expense recognition.

Accounting for Income Tax
In transitioning to IFRS, the carrying amount of the Company’s tax balances will be directly impacted by the tax effects resulting from changes required by the above IFRS accounting policy differences. Due to the recent withdrawal of the exposure draft on IAS 12 Income Taxes in November 2009, the Company is still determining the impact of the revised standard on its IFRS transition. Therefore, at this time the income tax impacts of the differences are not reasonably determinable.

As the analysis of each of the key areas progress, other elements of the Company’s IFRS transition plan will also be addressed, including the implication of changes to accounting policies and processes, financial statement note disclosures on information technology, internal controls, contractual arrangements and employee training.

Changes to IFRS Accounting Standards
The Company’s analysis of accounting policy differences specifically considers the current IFRS standards that are in effect. The Corporation will continue to monitor any new or amended accounting standards that are issued by the IASB.

Internal Controls over Financial Reporting
The Company does not anticipate that the transition to IFRS will have a significant impact on either its internal controls over financial reporting, or its disclosure controls and procedures. As the review of the Company’s accounting policies is completed, an assessment will be made to determine changes necessary for internal controls over financial reporting.  This will be an ongoing process throughout fiscal 2010 and 2011 to ensure that all changes in accounting policies include the appropriate additional controls and procedures for future IFRS reporting requirements.

Education and Training
The Company will involve its management and board of directors in the IFRS transition throughout fiscal 2010 and 2011.

Impacts to our Business
The Company does not expect that the adoption of IFRS in 2011 will have a significant impact or influence on its business activities.

17

OTHER MD&A REQUIREMENTS

(a)           Additional Information
Additional information relating to the Company may be obtained or viewed from the System for Electronic Data Analysis and Retrieval (SEDAR) at www.sedar.com and via the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov.

 (b)           Share Capital as at May 31, 2010 and the date of this MD&A
Authorized:
Unlimited number of common shares
Unlimited non-participating, non-dividend paying, voting redeemable preference shares
Issued:

Common Shares	Number	Amount
Balance at August 31, 2009	24,232,559	$825,386
Exercise of warrants	550,000	51,700
Balance at May 31, 2010	24,782,559	877,086
Exercise of Warrants	1,550,000	145,700
Balance at July 16, 2010	26,332,559	$1,022,786

Warrants	Number	Exercise Price	Expiry Date	Amount
	2,575,000	$0.20	April 14, 2011	$100,875
	2,600,000	$0.07	February 5, 2014	62,400
	1,000,256	$0.07	February 25, 2014	24,006
	10,160,564	$0.07	February 27, 2014	243,853
Balance at August 31, 2009	16,335,820			$431,134
Exercised	(550,000)	$0.07	February 5, 2014	(13,200)
Balance at May 31, 2010	15,785,820			$417,934
Exercised	(1,550,000)	$0.07	February 5, 2014	(37,200)
Issued	333,333	$1.03	December 10, 2011	-
Issued	166,667	$1.55	June 10, 2012	-
Balance at July 16, 2010	14,735,820			$380,734

The fair value of the warrants was estimated using the Black-Scholes pricing model.

Weighted Average Shares Outstanding
	Three Months Ended		Nine Months Ended
	May 31,		May 31,
	2010	2009	2010	2009
Weighted average shares outstanding, basic	24,782,559	10,709,336	24,782,559	10,218,101
Dilutive effect of warrants	15,785,820	2,812,593	15,785,820	2,502,184
Weighted average shares outstanding, diluted	40,568,379	13,521,929	40,568,379	12,720,285

The effects of any potential dilutive instruments on loss per share related to the outstanding warrants are anti-dilutive and therefore have been excluded from the calculation of diluted loss per share.

Stock Option Plan
The Company has a stock option plan to provide incentives for directors, officers and consultants of the Company.  The maximum number of shares, which may be set aside for issuance under the stock option plan, is 4,846,512 common shares.  To date, no options have been issued.

18

Contributed Surplus
As part of the April 14, 2008 debt conversion, Ms. Hall the President of the Company converted $50,000 of debt through the issuance of 500,000 common shares at an attributed value of $0.10 per share and forgave $38,000 of debt owed to her by the Company, which was recorded as an increase to contributed surplus.

Subsequent Events
On June 11, 2010, the Company acquired from an arms length party a 10% working interest (7.5% net revenue interest) before payout and a 7.5% working interest (5.625% net revenue interest) after payout of production of the sum of $15,000,000 gross in approximately 2,629 gross acres of land in the Maverick Basin in Zavala County, Southwest Texas (the “Zavala County Interest”).

The Company paid USD $200,000 as consideration for the Zavala County Interest, satisfied by the payment of $25,000 in cash and a $175,000 5% secured promissory note on closing. The acquisition was closed in escrow pending receipt of Defensible Title for the Zavala County Interest.

Under the terms of the 5% secured promissory note, the principal sum of $100,000 is due on December 31, 2010, and the balance of principal of $75,000 together with any unpaid interest is due on June 30, 2011. The Company may, in its sole discretion, prepay any portion of the principal amount. The note is secured by the Zavala County Interest.

Effective June 10, 2010, the Company retained Gar Wood Securities, LLC (“Gar Wood”) to act as Investment Banker/Financial Advisor to the Company for a period of two years. Under the terms of the Gar Wood Engagement, the Company will pay a fee consisting of an aggregate of 1,500,000 common share purchase warrants (the “Warrants”) as follows:

-
1,000,000 common share purchase Warrants exercisable at US$1.00 per common share expiring on December 10, 2011 and issuable in three equal tranches on June 10, 2010, December 10, 2010 and June 10, 2011.

-	500,000 common share purchase Warrants exercisable at US$1.50 per common share expiring on June 10, 2012 and issuable in three equal tranches on June 10, 2010, December 10, 2010 and June 10, 2011.

The common shares represented by the Warrants have piggyback registration rights.

In addition, the Company will pay to Gar Wood a cash success fee of 6% of the gross proceeds from private placements of the Company’s securities should they result through direct Gar Wood introductions.

Should Gar Wood be successful in raising Eagleford over US$5.0 million by way of private placements of the Company’s securities on or before September 30, 2010, the Company will grant for a period of one year, a right of first refusal to Gar Wood, on a non-exclusive basis, to act as the Company’s Investment Banker/Financial Advisor.

Effective June 11, 2010 in connection with the Gar Wood Engagement the Company has agreed to indemnify and hold harmless Gar Wood, its affiliates directors, officers and agent from or against any losses, claims, damages or liabilities (or actions, including shareholder actions in respect thereof) related to or arising out of such engagement.

One June 11, 2010 the Company engaged a consultant to provide investor relations services to the Company for a period of three months at a rate of US $5,000 per month payable in advance.

On June 18, 2010 Sandra Hall resigned as President, Secretary and a Director of the Company and James Cassina was appointed as the new President. In addition, Colin McNeil, P. Geoph (“McNeil”) was appointed as a Director.

Subsequent to May 31, 2010 1,550,000 common share purchase warrants at $0.07 were exercised for an aggregate of $108,500.

On July 15, 2010 William Jarvis resigned as a Director of the Company.

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ITEM  3

FORM 52-109FV2

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, James Cassina, President and acting in the capacity of Chief Executive Officer, certify the following:

1. I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of Eagleford Energy Inc. (the "issuer") for the interim period ended May 31, 2010.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: July 28, 2010

 (SIGNED)

“James Cassina”
President and Acting in the capacity of Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)
controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

ITEM  4

FORM 52-109FV2

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, James Cassina, President and acting in the capacity of Chief Financial Officer, certify the following:

1. I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of Eagleford Energy Inc. (the "issuer") for the interim period ended May 31, 2010.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: July 28, 2010

 (SIGNED)

“James Cassina”
President and Acting in the capacity of Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)
controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.